Exhibit 99(b)
CAPITALIZATION AND INDEBTEDNESS
The following table presents our capitalization and indebtedness at September 30, 2025:

At September 30, 2025
(in millions)
Total short-term borrowings(1)	¥64,155,195
Long-term debt:
Obligations under finance leases	20,841
Unsubordinated debt	16,563,354
Subordinated debt	5,621,087
Obligations under loan securitization transactions	287,078
Debt issuance costs	(17,510)
Total long-term debt	22,474,850
Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 12,067,710,920 shares)	2,090,270
Capital surplus	4,299,510
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	10,535,168
Accumulated other comprehensive income, net of taxes	2,389,475
Treasury stock, at cost: 685,760,829 common shares	(975,719)
Total shareholders’ equity	18,578,275
Noncontrolling interests	1,086,450
Total equity	19,664,725
Total capitalization and indebtedness	¥42,139,575

Note:	(1)	Total short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.